

21002433

UNITED STATES
AND EXCHANGE COMMISSION
washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 AND ENDING 12/31/20
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Capital Advisors BD, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 700

(No. and Street)

Santa Monica	CA	90401-1146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Tractenberg FINOP   916 259-1666

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – if individual, state last, first, middle name)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Raben _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Capital Advisors BD, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada, County of Clark }} ss.

Signed and sworn to (or affirmed) before me

on this 25th day of February, 2021,

by BRUCE IRA RABEN.

_____
Notary Public

_____
Signature

Managing Director
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hudson Capital Advisors BD, LLC's management. My responsibility is to express an opinion on Hudson Capital Advisors BD, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Hudson Capital Advisors BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit of Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Hudson Capital Advisors BD, LLC's auditor since 2010.
Los Angeles, California
February 26, 2021

Hudson Capital Advisors BD, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and equivalent	$ 286,386
Other receivable	430
Equipment (net of accumulated depreciation, $8,150)	-
Total Assets	286,816

Liabilities and Member's Equity

Liabilities	
Accrued expenses	13,636
SBA Loan	97,207
Total Liabilities	110,843
Member's Equity	
Retained earnings	175,973
Total Liabilities and Member's Equity	$ 286,816

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Income
For the Year Ended December 31, 2020

Revenue

Fees income	$ 4,236,035
Reimbursed expenes	1,000
Total Revenue	4,237,035

Expenses

Commission expense	4,016,585
Office and administrative fees	11,381
Professional fees	38,450
Regulatory fees	8,102
All other expenses	26,247
Total Expenses	4,100,765
Income Before Tax Provision	136,270
Income Tax Provision	1,600
Net Income	$ 134,670

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance, December 31, 2019	$	28,187
Capital Contribution		13,116
Net Income		134,670
Balance, December 31, 2020	$	175,973

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net income	$ 134,670
Capital contribution non cash	13,116
Changes in operating assets and liabilities:	
Accounts receivable	47,013
Other receivable	-
Accrued expenses	11,378
Commissions payable	(38,611)
Net cash provided by operating activities	167,566
Cash Flows from Financing Activities:	-
SBA loan	97,207
Cash Flows for Investing Activities:	-
Net increase in cash	264,773
Cash - beginning of the year	21,613
Cash - end of the year	$ 286,386
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Advisor – banking, mergers & acquisitions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Adoption of ASC Topic 606 Revenue from Contracts with Customers

On January 1, 2019, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results of reporting periods beginning after January 1, 2020 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2019, or to revenue for the year ended December 31, 2020, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 2 – Significant Accounting Policies (continued)

Revenue recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Fees Earned (Investment Banking Fees; M&A Advisory) includes the following:

Placement Fee Income – Placement fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Leases – in February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2020 for the Company) under a modified retrospective approach and early adoption is permitted. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Note 2 – Significant Accounting Policies (continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Related Party Transactions

During the year ended December 31, 2020 an affiliated company provided administrative services to the Company for a total of $13,116 based on the expense sharing agreement. The Company also shares office space with this affiliated company.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company had net capital of $213,394 which was $208,394 in excess of its required net capital of $5,000. The Company's net capital ratio was 34 to 1.

Note 7 – Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Note 8 – Exemption from the SEC Rule 15c3-3

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placements of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

Note 9 – Leases

The Company shares office space with an affiliated company (see Note 4) which is on a month to month basis. Rent expense of $16741 was paid during the year.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 to February 26, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Hudson Capital Advisors BD, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital

Total ownership equity from statement of financial condition	$	175,973
Less - non allowable assets:		(430)
Allowable credits/PPP Loan		37,851
Net Capital	$	213,394

Computation of Net Capital Requirements

Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	4,866
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	208,394

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)

	$	206,095

Computation of Aggregate Indebtedness

Total liabilities	$	110,843
Less: PPP loan to be forgiven		(37,851)
Total liabilities for net capital computation	$	72,992
Aggregate indebtedness to net capital		0.34

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2020)

There are no material differences noted in the Company's net capital computation
at December 31, 2020

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (e)
As of December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Hudson Capital Advisors BD, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 (b)
As of December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Hudson Capital Advisors BD, LLC

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hudson Capital Advisors BD, LLC and the SIPC, solely to assist you and SIPC in evaluating Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Hudson Capital Advisors BD, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hudson Capital Advisors BD, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Hudson Capital Advisors BD, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hudson Capital Advisors BD, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and advisor-banking, merger & acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Hudson Capital Advisors BD, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

Hudson Capital Advisors BD, LLC
100 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

February 24, 2021

Hudson Capital Advisors BD, LLC Exemption Report

I as member of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The firm does not claim an exemption under paragraph (k) of Rule 15c3-3. It's business activities are private placements of securities and advisor – banking, mergers & acquisitions. During the year ended December 31, 2020, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers: (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3.

The Company has maintained compliance with the above throughout the year ended December 31, 2020, without exception.

Bruce Raben
President, CEO, CCO